 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      1 September 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/Richard A. Eves
By:_________________________
Name: Richard A. Eves
Title: Assistant Secretary

Date: September 1, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

on 31 August 2004 and other announcements for the month of August 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange:

DATE            DETAILS

31.8.04           Notification of completion of the Crown Castle UK Acquisition

27.8.04           Directors Interests - (S. Lucas) - LTIS reinvestment of dividend

26.8.04           Directors' Interests (M. Jesanis' 'Thrift Plan' acquires shares).

24.8.04           Update on Crown Castle UK Acquisition

16.8.04           Office of Fair Trading Approval of Crown Castle Acquisition

13.8.04           ESOP Operation

10.8.04           Euro Medium Term Note Programme

10.8.04           Directors Interests - Share Incentive Plan - monthly update

4.8.04           Block Listing Six Monthly Return

2.8.04 and

4.8.04           ESOP Operation

2.8.04           Quest Operation

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

on 31 August 2004 and other announcements for the month of August 2004.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

National Grid Transco plc (NGT)
2 August 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 2,011 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

Monday 2 August 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT last Friday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday,
R Urwin and N Winser) ceased to be technically interested in a total of 13,445 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 28 July 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

4 August 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------
NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Urwin and N Winser) ceased to be technically interested in a total of 1,512 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 3 August 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc ('NGT')
4th August 2004
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
NB: References are to NGT Ordinary shares of 10p.
============================================================= ===========================================================
1. Name of Company                                           National Grid Transco plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Schemes                                            Employee Shareschemes
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 February 2004 to 31 July 2004.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                  5,214,885
                                                              plus new blocklisting of 20 million shares
                                                              in February 2004.
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period:                      9,628,727
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period:          15,586,158
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     At 21 October 2002, on the merger with Lattice Group, the
                                                              issued capital was increased to 3,100,310,449
============================================================= ===========================================================
Total number of shares in issue at end of the period: 3,088,238,993
----------------------------------------------------------
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

National Grid Transco plc ('NGT')
4th August 2004
-----------------------------------------------------
Block Listing Six Monthly Return
----------------------------------------------------
NB: References are to NGT Ordinary shares of 10p.
============================================================= ===========================================================
1. Name of company                                            National Grid Transco plc
============================================================= ===========================================================
============================================================= ===========================================================
2. Name of Scheme                                             National Grid Company plc -
                                                              4.25 per cent Exchangeable Bonds 2008.
============================================================= ===========================================================
============================================================= ===========================================================
3. Period                                                     1 February 2004 to 31 July 2004.
============================================================= ===========================================================
============================================================= ===========================================================
4. Shares not issued at end of last period:                   42,606
============================================================= ===========================================================
============================================================= ===========================================================
5. Shares issued/allotted during period                       Nil
============================================================= ===========================================================
============================================================= ===========================================================
6. Balance not yet issued/allotted at end of period           42,606
============================================================= ===========================================================
============================================================= ===========================================================
7. No. of shares originally listed and date of admission:     At 21 October 2002, on the merger with Lattice Group, the
                                                              issued capital was increased to 3,100,310,449
============================================================= ===========================================================

Total number of shares in issue at end of the period: 3,088,238,993
--------------------------------------------------
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226
--------------------------------------------------

                                                       National Grid Transco plc

                                                    EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued JPY 1,500,000,000 0.15% Fixed Rate Instruments due 10 August 2005 Series
No 12 Tranche No 1, as part of its EUR 6,000,000,000 Euro Medium Term Note Programme.

10 August 2004

Enquiries:

Andrew Kluth +44 (0)20 7004 3365

National Grid Transco plc (NGT)
10 August 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 73,852 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 442 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             28                          630,034
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 28                        1,375,622
------------------------------- ---------------------------- ----------------------------

13 August 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Urwin and N Winser) ceased to be technically interested in a total of 7,409 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 11 August 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7004 3226)

16 August 2004

                                    OFFICE OF FAIR TRADING APPROVAL OF CROWN CASTLE UK ACQUISITION

National Grid Transco plc ("NGT") is pleased to note today's announcement by the Office of Fair Trading ("OFT") relating to NGT's proposed acquisition of the UK operations of Crown Castle International, Inc.

The OFT has confirmed that it will not refer the acquisition to the Competition Commission. Completion of the transaction is subject to a number of conditions precedent, not all of which have yet been satisfied.

NGT expects to complete the transaction on or before 30 September 2004.

Contact details

National Grid Transco:

Investors
Alexandra Morton                              +44 (0)20 7004 3170                 +44 (0)7768 554879(m)
Terry McCormick                               +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                                 +44 (0)20 7004 3147                 +44 (0) 7836 357173

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

24 August 2004

                                                 UPDATE ON CROWN CASTLE UK ACQUISITION

National Grid Transco plc ("NGT") is pleased to confirm that all conditions precedent necessary for the completion of NGT's proposed acquisition of the UK operations of Crown Castle International, Inc have now been satisfied.

NGT expects to complete this transaction on 31 August 2004.

Contact details

National Grid Transco:

Investors
Alexandra Morton                              +44 (0)20 7004 3170                 +44 (0)7768 554879(m)
Terry McCormick                               +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                                 +44 (0)20 7004 3147                 +44 (0) 7836 357173

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

National Grid Transco plc (NGT)
26 August 2004
Notification of Directors' Interests

-----------------------------------------------------------------------------------------------
The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') notified NGT yesterday that:

The interest of Mr M Jesanis in NGT shares in the Thrift Plan was increased by reinvestment of the August 2004 NGT final dividend received, as follows:

17.67 Ordinary Share ADRs on 24 August 2004 at US$40.54 per ADR.

27 August 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS.

Yesterday (26 August 2004) 6,945 shares were purchased at 452.5p for various participants as reinvestment of their August 2004 NGT final dividend of 11.87p per share. The following Executive Director of NGT, Steve Lucas, together with other employees formerly with
Lattice Group, have a technical interest in the current balance of 375,753 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Steve Lucas was also amongst those having their dividends reinvested on shares held in the LTIS. His personal interest in the 2000
LTIS award changed as follows:

------------------------ -------------- -------------------- -------------- ----------------------
Director                 Existing       Additional shares    Revised 2000   Total NGT
                         2000 LTIS      from dividend        LTIS           Share Interest after
                         Award          reinvestment         Total          event
                                        26 Aug. 2004
                                        at 452.5p
------------------------ -------------- -------------------- -------------- ----------------------
------------------------ -------------- -------------------- -------------- ----------------------
Steve Lucas              81,492         2,122                83,614         538,895
------------------------ -------------- -------------------- -------------- ----------------------

Contact: D C Forward, Assistant Secretary (0207 004 3226)

31 August 2004

                                                 UPDATE ON CROWN CASTLE UK ACQUISITION

National Grid Transco plc is pleased to confirm that it has today completed the acquisition of the UK operations of Crown Castle
International, Inc.

Contact details

National Grid Transco:

Investors
Alexandra Lewis                               +44 (0)20 7004 3170                 +44 (0)7768 554879(m)
Terry McCormick                               +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                                 +44 (0)20 7004 3147                 +44 (0) 7836 357173

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)